UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                -----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                              Datalink Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    237934104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                      13G
CUSIP No. 237934104                                            Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Management Partners, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERESONS (ENTITIES ONLY)
     13-3683491
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER                            883,350

   SHARES
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER                          None

  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER                       883,350

  REPORTING
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER                     None

    WITH
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     883,350 shares of common stock, par value $0.001, of the Issuer ("Shares") (includes: (i) 402,600 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 201,700 Shares beneficially owned by Needham Contrarian Fund, L.P, and 156,050 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P.; and (ii) immediately exercisable warrants to purchase 68,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 34,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 26,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P. which Needham Management Partners, L.P. may be deemed to beneficially own by virtue its position as general partner of each of the above private limited partnerships).

________________________________________________________________________________
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See instructions)                                     [ ]

________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      8.7%
                                                            (assumes full
                                                            exercise of warrants
                                                            discussed in Item 9)

________________________________________________________________________________
12   TYPE OF REPORTING PERSON (See instructions)            PN


________________________________________________________________________________

                                      13G
CUSIP No. 237934104                                            Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     George A. Needham
     I.R.S. IDENTIFICATION NO. OF ABOVE PERESONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See instructions)                                          (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION                        USA

________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER                            None

   SHARES
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER                          883,350

  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER                       None

  REPORTING
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER                     883,350

    WITH
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     888,350 Shares (includes: (i) 402,600 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 201,700 Shares beneficially owned by Needham Contrarian Fund, L.P, and 156,050 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P.; and (ii) immediately exercisable warrants to purchase 68,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., 34,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and 26,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P. which Mr. Needham Needham may be deemed to beneficially own by virtue his position as Managing General Partner of Needham Management Partners, L.P.).

________________________________________________________________________________
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See instructions)                                     [ ]


________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      8.7%
                                                            (assumes full
                                                            exercise of warrants
                                                            discussed in Item 9)

________________________________________________________________________________
12   TYPE OF REPORTING PERSON (See instructions)            IN


________________________________________________________________________________

                                       13G
                                                               Page 4 of 7 Pages


Item 1(a).          Name of Issuer:
                    Datalink Corporation

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    8170 Upland Circle
                    Chanhassen, MN 55317

Item 2(a).          Name of Person Filing:
                    The Statement is filed on behalf of each of the following persons (Collectively, the "Reporting Persons"):

                    (i) Needham Management Partners, L.P. in its capacity as general partner of each of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Emerging Growth Partners (Caymans), L.P.

                    (ii) George A. Needham, in his capacity as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Emerging Growth Partners (Caymans), L.P.

Item 2(b).          Address of Principal Business Office, or if None, Residence:
                    445 Park Avenue, New York, NY 10022

Item 2(c).          Citizenship:

                    See Item 4 of the cover pages attached hereto, which information is hereby incorporated by reference.

Item 2(d).          Title of Class of Securities:

                    Common Stock, $.001 par value

Item 2(e).          CUSIP Number:

                    237934104

Item 3.             Not Applicable

Item 4(a) and (b).  Ownership:  Amount Beneficially Owned and Percent of Class:

                    See Items 5-11 of the cover pages attached hereto, which information is hereby incorporated by reference.

                    This Schedule 13G shall not be construed as an admission that any Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as

                                       13G
                                                               Page 5 of 7 Pages


                    amended, or for other purposes, is the beneficial owner of any securities covered by this statement.

Item 4(c). See Items 5 through 8 of the cover pages attached hereto, which information is hereby incorporated by reference.

Item 5.             Ownership of Five Percent or Less of a Class:

                    [X] See Items 5-11 of the cover pages attached hereto, which information is hereby incorporated by reference.

Item 6.             Ownership of More Than Five Percent on Behalf of Another
                    Person:

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control person:

                    See Item 9 of the cover pages attached hereto, which information is hereby incorporated by reference.

Item 8.             Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9.             Notice of Dissolution of Group:

                    Not Applicable.

Item 10.            Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                       13G
                                                               Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 2004




                                       NEEDHAM MANAGEMENT PARTNERS, L.P.



                                       By: /s/ George A. Needham
                                           -------------------------------------
                                           George A. Needham
                                           Managing General Partner


                                       GEORGE A. NEEDHAM


                                       /s/ George A. Needham
                                       ----------------------------------------
                                       George A. Needham

                                       13G
                                                               Page 7 of 7 Pages


                                  Schedule 13G
                                   Exhibit A

                                   AGREEMENT

     The undersigned, Needham Management Partners, L.P. and George A. Needham, agree that the statement to which this exhibit is appended is filed on behalf of each of them.


Date:  January 20, 2004



                                       NEEDHAM MANAGEMENT PARTNERS, L.P.



                                       By: /s/ George A. Needham
                                           -------------------------------------
                                           George A. Needham
                                           Managing General Partner


                                       GEORGE A. NEEDHAM


                                       /s/ George A. Needham
                                       ----------------------------------------
                                       George A. Needham